September 11, 2023

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

RE:	Top Wealth Group Holding Ltd (CIK No. 0001978057)
Draft Registration Statement on Form F-1
Response to the Staff’s Comments Dated August 23, 2023

Dear Ms. Angelini, Ms. Singleton, Mr. Ecker, Mr. West:

As counsel for Top Wealth Group Holding Ltd (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated August 23, 2023 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on August 14, 2023. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 2 to Draft Registration Statement

General, page 9

1.	Despite your response to our prior comment 4, we note disclosure that continues to refer to a direct agreement with the sturgeon farm. For example, and without limitation, we note the risk factor on pages 19-20 refers to “our exclusive supply agreement with the PRC sturgeon farm” and states, “In April 2022, we entered into an exclusive supply agreement with the PRC sturgeon farm, which appointed us as its exclusive distributor in Hong Kong and Macau for conducting overseas distribution and granted us the rights to procure caviar directly from it for a term of 10 years.” The table of principal terms on pages 62-63 also uses terminology implying that the sturgeon farm is party to the supply agreement. Please further revise your disclosure throughout the prospectus to clarify that your supply agreement is via an agent, Fujian Aoxuanlaisi Biotechnology Co., Ltd., and not directly with the sturgeon farm. In addition, include disclosure that assesses material related risks, including, without limitation, your ability to enforce contractual provisions vis-à-vis the sturgeon farm.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 1, 5, 22, 23, 24, 25, 71, 72 and throughout the prospectus to clarify our supply arrangement, that we obtain our supply of caviar raw product from Fujian Aoxuanlaisi Biotechnology Co., Ltd (“Fujian Aoxuanlaisi”), the agent and the sole distributor of a PRC sturgeon farm, operated by Fujian Longhuang Biotech Co. Limited (“Fujian Longhuang”). We specifically disclosed our caviar supply agreement is only with Fujian Aoxuanlaisi, instead of Fujian Longhuang. On page 71 and 72, we have revised our disclosure to reflect said arrangement and revised the principal terms of the supply agreement to ensure that we sufficiently disclosed the fact that the sturgeon farm is not the party to the supply agreement. On page 22, 23, 24, 25, we have substantially revised the risk factors to disclose the risks of solely reliance of Fujian Aoxuanlaisi as our supplier, the unqiue risks of our inability to enforce the agreements between Fujian Aoxuanlaisi and Fujian Longhuang (the PRC sturgeon farm) and lack of control the business relationship between Fujian Aoxuanlaisi and Fujian Longhuang, and the unique risks that our business solely and materially relies on the supply of Fujian Aoxuanlaisi, who also materially relies on Fujian Longhuang to supply to caviar raw product in sufficient quality and quantity to us, stably and in timely manner.

Regulation, page 68

2.	We note your response to our prior comment 5 that you sell your products to distributors before export, and your distributors subsequently ensure your products meet the regulations requirements of the markets the products will enter. Please revise your disclosure to briefly summarize the material regulations to which your products are subject in the markets in which they are sold, and to clarify that you rely on your distributors for compliance therewith, including any material related risks.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 25, 26, 27, 28, and 29. We respectfully advise the Staff that we depend exclusively on third-parties distributors in Hong Kong to reach the end-customers in the oversea market where our product are sold. Under the current agreements or arrangement with our distributors, we are not able to control or monitor the markets where our products are distributed or placed. Nevertheless, we have substantially revised the risk factors section of the Registration Statement on page 25, 26, 27, 28, and 29 to disclose the material risks in relation to sales and distribution of our products in non-Hong Kong markets, including the uncertainties, operational, legal and regulatory risks associated with international sales and distribution, and the fact that we rely on our distributors for compliance with regulations in the markets our products are distributed.

Related Party Transactions, page 76

3.	We note your response to our prior comment 6 and reissue it. Update information in this section, and throughout the prospectus, to speak as the date of your prospectus or the latest practicable date. For example, and without limitation, we note references in this section to outstanding amounts as of May 31, 2023, and elsewhere to the number of shares outstanding as of May 17, 2023.

RESPONSE: In response to the Staff’s comment, we have revised and updated the disclosure on page 86 to speak as the date of the prospectus.

Signatures, page II-5

4.	We note your response to our prior comment 7 and reissue it. Please revise your signature page to identify the individual(s) signing in the capacity of principal financial officer and principal accounting officer, as required by the Instructions to Signatures on Form F-1. If a person is signing in more than one capacity, revise to so indicate.

RESPONSE: In response to the Staff’s comment, we have revised the signature page on page II-5, with Mr. Kwok Kuen Yuen (Edward) being the Company’s Principal Financial and Accounting Officer.

Exhibits

5.	We note your response to our prior comment 8 and reissue it in part. Revise the exhibit index description of Exhibit 10.11 to refer to both sales contracts, clearly identifying the respective parties and dates of each. Revise the exhibit index description of Exhibit 10.12 for consistency with your disclosure on page 64, which refers to a “service agreement,” or alternatively revise your disclosure to refer to a “Lease of Food Factory Project Agreement,” as per the exhibit index.

RESPONSE: In response to the Staff’s comment, we have revised the exhibit index and re-arranged the Exhibits filed, to clearly identify the respective parties to the agreements filed and the dates of each. We have also revised the descriptions of each exhibits filed to be consistent with the disclosure made in the Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036